June 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. Michael Fay, Branch Chief
100 F Street N.E.; Mail Stop 3561
Washington, D.C.  20549

Re:          Triumph Group, Inc.
File No. 001-12235
Form 10-K: For the Fiscal Year Ended March 31, 2006

Dear Mr. Fay:

This letter responds to the Staff’s questions raised in a telephone conversation with respect to our response of March 9, 2007 to the comments set forth in your letter dated February 2, 2007 to Mr. John R. Bartholdson, the then Chief Financial Officer and Treasurer of Triumph Group, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006 (File No. 1-12235).  For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

1.              The Staff has asked the Company to describe its goodwill impairment testing approach and specifically address paragraphs 34 and 35 of SFAS 142. The Staff has also requested the Company to enhance its disclosure to more fully describe its reportable units and its approach to goodwill impairment testing.

The Company’s reporting units under SFAS No. 142 are its Aerospace Systems segment and its Aftermarket Services segment. Each of these segments has segment management who is responsible for the results of the segments and who report directly to the president and CEO of the Company, the Company’s Chief Operating Decision Maker (“CODM”), as defined in SFAS No. 131. The segments are comprised of individual operating units which we consider to be components, as defined by SFAS No. 142. The components within each segment, for which discrete financial information is available, are aggregated in determining our reporting units in accordance with paragraph 30 of SFAS 142 and the relevant provisions of paragraph 17 of SFAS No. 131 and the interpretive guidance provided in EITF D101. EITF D101 states “Determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances.”  Although paragraph 30 of Statement 142 includes a number of characteristics that must be present for a component of an operating segment to be a reporting unit, no single factor or characteristic is determinative.  The FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity.  As noted in the basis for conclusions of Statement 142, “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated.” Considering that guidance and specifically applying it to our facts and circumstances, we have determined, in our judgment, that aggregation is appropriate. We believe aggregating our components is appropriate based on how we manage our business and integrate our acquisitions. In addition to the components sharing similarity in the nature of products, processes, customers, methods of distribution and regulatory environment, we also consider the extent to which the component businesses share resources and collaborate with other components of the operating segment.  Each operating segment actively seeks to integrate an acquired company (component) into the operating segment, thus achieving the synergistic benefits of the acquisition.  Each operating segment, independent of the other, has shared resources for sales and marketing, procurement, and engineering, in an effort to integrate our product and service offerings.  The Company has assembled a broad portfolio of products and services in response to its customers demand for comprehensive solutions — which is achievable through the effective collaboration of the individual operating units within the operating segment.  Accordingly, the Company has aggregated the components and therefore has two reporting units: Aftermarket Services and Aerospace Systems.

Application of paragraph 34 of SFAS No. 142:

Paragraph 34 of SFAS No. 142 focuses on the requirement to assign all acquired goodwill to one or more reporting units for the purpose of testing goodwill for impairment. As indicated above, the Company assigns all of the goodwill acquired in an acquisition to the reporting unit that the newly acquired entity is assigned to. Because we make acquisitions to specifically enhance the capabilities of the operating segment as a whole, it is clear to us which segment will benefit from the acquisition and therefore the segment where the acquired entity is assigned is also the segment (reporting unit) where the goodwill is assigned.

Application of paragraph 35 of SFAS No. 142:

Paragraph 35 of SFAS No. 142 focuses on the method of assigning goodwill to a reporting unit. Because we assign entities in their entirety to an operating segment, and it is that operating segment which we expect will benefit from the synergies of the acquisition, we allocate 100% of the acquired goodwill to the same segment, thus eliminating the need to perform an analysis of allocating goodwill to the separate reporting units.

We have tested impairment on February 1st of each year since the adoption of SFAS No. 142.   The Company uses an income approach to determine the fair value of its reporting units.  For our impairment test, we use market multiples from an external source for an average of stock price to earnings before interest, taxes, depreciation and amortization (“EBITDA”) for certain companies in the aerospace and defense markets in computing the fair value of each reporting unit.   We believe this is a reliable measure of fair value.  Additionally, the EBITDA multiples used are very consistent with the trading multiples that we experience in the mergers and acquisition arena. To date, the fair values of our reporting units have exceeded their carrying value, and therefore, goodwill at the reporting unit level has not been considered to be impaired.

We acknowledge your point on disclosure and believe that our disclosure could be enhanced to describe to the reader of our financial statements how we determine our reporting units and how goodwill is allocated to those reporting units. Accordingly, we have included below the additional information that we intend to add to our disclosure on goodwill in the financial statement footnotes for our Annual Report on Form10-K for the fiscal year ended March 31, 2007:

“The Company’s operating segments of Aerospace Systems and Aftermarket Services are also the reportable units under SFAS No. 142. Each operating segment has a president who is responsible for managing the segment and reporting to the president and CEO of the Company, the Company’s Chief Operating Decision Maker (“CODM”), as defined in SFAS No. 131. Each of the operating segments is comprised of a number of operating units which are considered to be components under SFAS No. 142. The operating units, for which discrete financial information is available, are aggregated for purposes of goodwill impairment testing. The Company’s acquisition strategy is to acquire companies that complement and enhance the capabilities of the operating segments of the Company. Each acquisition is assigned to either the Aerospace Systems reporting unit or the Aftermarket Services reporting unit. The goodwill that results from each acquisition is also assigned to the reporting unit to which the acquisition is allocated, because it is that reporting unit which is intended to benefit from the synergies of the acquisition.”

2.              The Staff has requested clarification regarding the EBITDA forecast for Triumph Gear Systems — Park City that was used in the goodwill impairment tests for fiscal 2005.

As described in 1. above, our valuation method uses a market-based EBITDA multiple applied to projected EBITDA in estimating the fair value of our reporting units. The EBITDA of the reporting units is derived from the forecasts prepared by each of the individual units that comprise the reporting unit. As it relates to the Triumph Gear Systems — Park City forecasted EBITDA, the forecasted EBITDA utilized in the February 2005 impairment test was adjusted to exclude the anticipated losses which were provided for in the loss contract reserve, thereby, increasing the expected EBITDA that otherwise would have been used in the forecast.

3.              The Staff has requested that we include additional disclosure of the loss contracts related to the acquisition of Rolls Royce Gear Systems, Inc. in our footnotes.

At March 31, 2007, the total amount of loss contract reserves was $12.9, of which the  loss contract reserves related to Rolls-Royce Gear Systems were $9.9 million.  The total loss contract reserves for the Company included in lower of cost or market inventory reserves was $4.0 million at March 31, 2007, which is less than 2% of our inventory of $307.7 million.  The total loss contract reserves for the Company included in current liabilities was $5.1 million at March 31, 2007, which is less than 3% of our current liabilities of $188.5 million.  The total loss contract reserves for the Company included in long-term liabilities was $3.8 million at March 31, 2007, which is less than 1% of total long term liabilities of $416.6 million. The Company does not consider its loss contract reserves to be material to its financial position, and, therefore, we do not believe disclosure of the changes in the loss contract reserve, beyond that which we have proposed below, is required.

4.              The Staff has requested that we include additional disclosure of the settlement agreement reached with Rolls-Royce Ventures concerning the BR710 contract in our footnotes and MD&A.

We intend to make the following disclosure under the Liquidity and Capital Resources section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Annual Report on Form10-K for the fiscal year ended March 31, 2007:

“Effective March 2007, the Company entered into a settlement agreement with a customer relating to a long-term supply agreement (“LTSA”). The Company has been producing the component parts for this LTSA at a loss for approximately one year which has been reserved for through a loss contract reserve. The agreement provides for the parties to establish a transition plan that provides for the customer to re-source the component parts from other suppliers, essentially terminating the Company’s requirement to provide future deliveries of these component parts. The agreement establishes a date no later than December 31, 2008 for completion of the re-sourcing effort, as well as providing a cap on the number of units during this time period. Additionally, the Company will be required to make four payments of $500,000 each over the next two years, upon successful transition of the component parts, by the customer, to other vendors. The Company has recorded the estimated impact of this settlement in its March 31, 2007 balance sheet, which did not result in a significant adjustment to the recorded loss reserve. The recorded loss reserve at March 31, 2007 was $7.2 million.  If the transition is completed earlier than December 2008 or, the number of delivered units produced by the Company is less than the cap established in the settlement agreement, the recorded loss reserve may be in excess of the amount required. Because we cannot determine the extent of re-sourcing that may occur or the timing of the re-sourcing, we will monitor progress and make appropriate adjustments, as may be necessary, to the loss contract reserve on a periodic basis.”

The Company believes that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me at your earliest convenience.

Sincerely,

By:	/s/ Kevin E. Kindig
Name:	Kevin E. Kindig
Title:	Vice President and Controller